Exhibit 99.3

PLEASE BE SURE TO SIGN AND DATE THIS PROXY CARD AND MARK ON THE REVERSE SIDE Copyright © 2026 BetaNXT, Inc. or its affiliates. All Rights Reserved YOUR VOTE IS IMPORTANT! PLEASE VOTE BY: 12:00 P.M. Eastern Standard Time August 31, 2026 WISeKey International Holding S.A. Instructions to The Bank of New York, as Depositary (Must be received prior to 12:00 P.M. Eastern Standard Time on August 31, 2026) The undersigned registered holder of American Depositary Receipts (“Receipts”) hereby requests and instructs The Bank of New York, as Depositary, to endeavor, insofar as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by the American Depositary Shares evidenced by such Receipt(s) of WISeKey International Holding S.A., registered in the name of the undersigned on the books of the Depositary as of the close of business on July 22, 2026 at the Extraordinary General Meeting of WISeKey International Holding S.A. to be held on September 9, 2026, in respect of the resolutions specified on the reverse herein. NOTE: 1. Instructions as to voting on the specific resolutions should be indicated by an (X) in the appropriate box. 2. The Depositary shall not vote or attempt to exercise the right to vote that attaches to the deposited Shares other than in accordance with instructions given by Owners and received by the Depositary or as provided in the following sentence. If (i) no instructions are received by the Depositary from an Owner with respect to a matter and an amount of American Depositary Shares of that Owner on or before August 31, 2026 and (ii) the Depositary has received from the Company, by August 31, 2026, a written confirmation that (x) the Company wishes a proxy to be given under the Deposit Agreement , (y) the Company reasonably does not know of any substantial opposition to the matter and (z) the matter is not materially adverse to the interests of shareholders, then, the Depositary shall deem that Owner to have instructed the Depositary to vote or cause to be voted, and the Depositary shall vote or cause to be voted upon such instructions, that amount of deposited Shares as to that matter in accordance with the recommendations of the Company’s Board of Directors. WISeKey International Holding S.A. Extraordinary General Meeting of Shareholders BNY: PO BOX 505006, Louisville, KY 40233 - 5006 Mail: • Mark, sign and date your Proxy Card • Fold and return your Proxy Card in the postage - paid envelope provided Your vote matters! Have your ballot ready and please use one of the methods below for easy voting : Your control number Have the 12 digit control number located in the box above available when you access the website and follow the instructions. For Shareholders of record as of July 22, 2026 Wednesday, September 9, 2026 3 :00 PM, (Switzerland time zone)

WISeKey International Holding S.A. Extraordinary General Meeting of Shareholders Please make your marks like this: YOUR VOTE PROPOSAL AGAINST ABSTAIN FOR 1. Approval of (a) the Merger Agreement by and between WISeKey International Holding S.A. ("WISeKey CH") and WISeKey International Corp. ("WISeKey BVI"), and (b) the Merger, as a result of which WISeKey CH will cease to exist and each shareholder of WISeKey CH will become a shareholder of WISeKey BVI upon the terms set forth in the Merger Agreement. The Company's board of directors has unanimously approved the Merger Agreement pursuant to which the Merger will be effected and recommends that you vote “FOR” the proposal. Authorized Signatures - Must be completed for your instructions to be executed. Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form. Signature (and Title if applicable) Date Date Signature (if held jointly)